

June 16, 2006

Mr. Lewis Gould, CEO
Q.E.P. Co., Inc.
1001 Broken Sound Parkway NW, Suite A
Boca Raton, FL 33487

Re: Q.E.P. Co., Inc.
File No. 0-21161
February 28, 2006 Form 10-K filed June 13, 2006

Dear Mr. Gould:

We have reviewed the financial statements and MD&A sections of the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note B.2, p. F-7

1.   We note that the warrant put liability fair value adjustment comprised 33% of the fourth quarter net loss. It also appears that the first and second quarter fair value adjustments impacted each quarter's net income by 40% and 98%, respectively. Accordingly, the MD&A explanation of these fair value adjustments should be expanded to identify the primary factors that caused the material changes in fair value. Other material details concerning the arrangement should also be disclosed. For example, is there a strong correlation between changes in the estimated liability and changes in the fair value of the company's stock? If so, why did the warrant put liability increase 95% in the fourth quarter whereas the company's quoted stock price changed by only 5%? How is the estimated liability impacted by management's expectations regarding future changes in share price? Does the company have the right to redeem the liability by issuing stock? Can management estimate the company's maximum potential liability under this agreement and if not, why not? Please provide this information to us in a letter and outline any proposed changes in the existing disclosure.

Note E, p. F-13

2.   We note the materiality of foreign sales and assets. We also note the disclosures in Note L suggesting that the profit margins and trends of the foreign operations differ materially from those of the domestic operations. We also note that the foreign businesses appear to be operated out of specific subsidiaries. Therefore, it is unclear how management determined that there is only one reportable segment. Please provide us with copies of all relevant CODM reports covering the last 3 fiscal years so that we can better understand management's conclusions on this issue. See paragraph 10.b. of SFAS 131.

Note R, p. F-26

3.   Please provide further details in MD&A about the company's fourth quarter operating results. In this regard, we note that the $2.6 million net loss substantially exceeded the aggregate earnings generated in the first 3 quarters. Quantify the impact of the new product costs, the valuation allowances, and the sales rebates. Describe the specific events and circumstances occurring in the fourth quarter which created the requirement to record the charges in that period. If the fourth quarter rebates were disproportionate to the rebates recognized in prior quarters than that fact should be explained. If there is any connection between the fourth quarter adjustments and the company's material internal control weaknesses (p. 23), then that relationship should be described. The propriety of the company's accounting, including the timing of the charges, should be clearly evident.

Please respond to these comments within 10 business days or tell us by then when you will provide us with a response. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
 Accounting Branch Chief